UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended:      12-31-00
                  ------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                 --------------------

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in the form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRATION INFORMATION

Full Name of Registrant:  UTAH CLAY TECHNOLOGY, INC.

Former name if applicable:  N/A

Address of Principal Executive Office (Street and Number):  3985 South 2000 East

City, State and Zip Code:  Salt Lake City, UT  84124

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The registrant's audit for the year ended December 31, 2000 will not be completed in time to prepare the report. See Accountant's Statement attached hereto.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                   Thomas J. Kenan         405-235-2575
            ------------------------------------------------
               (Name)     (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          UTAH CLAY TECHNOLOGY, INC.
           ---------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 22, 2001                By:  /s/ Dennis S. Engh
                                          --------------------------
                                          Dennis Engh, President

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Attachment to Form 12B-25 - Notification of Late Filing

Name of Registrant:		Utah Clay Technology, Inc.
SEC File Number:		333-34308


                            ACCOUNTANT'S STATEMENT
                          Required by Rule 12b-25(c)


                            KABANI & COMPANY, INC.
                         Certified Public Accountants
                         8700 Warner Avenue, Suite 280
                       Fountain Valley, California 92708
                            Telephone 714-849-1543
                               Fax 714-596-0303
                       e-mail:  hamidkabani@hotmail.com




SECURITIES AND EXCHANGE COMMISSION
WASHINGTON  DC   20549

                                Re:    Utah Clay Technology, Inc.
                                       SEC File #333-34308
                                       Form 10-KSB Annual Report
                                       Fiscal Year Ended 12-31-00

Gentlemen:

We are the independent auditor for Utah Clay Technology, Inc.

We are unable to complete the audit of the registrant in time for the registrant's Form 10-KSB to be filed in a timely manner. The audit should be completed within the fifteen-day extension period.

                                       Respectfully submitted,

                                       /s/ Kabani & Company, Inc.

                                       Kabani & Company, Inc.

Fountain Valley, California
March  23, 2000